UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment #3

Under The Securities Exchange Act of 1934

OMNI Energy Services Corp.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

68210T208

(CUSIP Number)

Rubin Investment Group, Inc.

186 Industrial Center Drive

Lake Helen, FL 32744

386-228-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.  68210T208

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Rubin Investment Group, Inc.: 22-3409835

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Rubin Investment Group, Inc. is incorporated in California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 9. Sole Dispositive Power 0 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person CO

Item 1. Security and Issuer.

Rubin Investment Group Inc. (“RIG”) previously filed a Schedule 13D on October 1, 2003 (the “Original Filing”) and amendment No. 1 thereto on November 6, 2003 and amendment No. 2 thereto on November 12, 2003 (together with the Original Filing, the “Previous Filing”) with respect to shares of common stock, $0.01 par value per share (the “Common Stock”), of OMNI Energy Services Corp. (the “Issuer”), a Louisiana corporation. The address of the principal executive offices of the Issuer is 4500 N.E. Evangeline Thruway, Carencro, Louisiana 70520. This Amendment No. 3 on Schedule 13D/A (the “Amendment”) supplements and amends the Previous Filing to the extent specified herein. Capitalized terms used but not defined in this Amendment have the meanings given in the Original Filing.

Item 5. Interest in Securities of the Issuer

Item 5 of the Previous filing is hereby amended as follows:

(a) RIG is the beneficial owner of 0 shares of the Stock, which is 0% of the outstanding shares of the Company.

(b) RIG maintains sole investment discretion and voting power over 0 shares of the Company. RIG maintains sole power to dispose or to direct the disposition of 0 shares of OMNI Energy Services Corp.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 2, 2003

Date

Rubin Investment Group, Inc.

by	/s/ Dan Rubin

Dan Rubin, Chief Executive Officer